Exhibit 12.1

Consolidated Edison, Inc.

Ratio of Earnings to Fixed Charges

(Millions of Dollars)

	For the Twelve Months Ended December 31,
	2004	2003	2002	2001	2000
Earnings
Net Income	$537	$528	$646	$682	$583
Preferred Stock Dividend	11	11	13	14	14
Cumulative Effect of Changes in Accounting Principles	-	(3)	22	-	-
(Income) or Loss from Equity Investees	2	-	-	-	(1)
Minority Interest Loss	-	2	2	2	1
Income Tax	264	315	376	442	307

Pre-Tax Income from Continuing Operations	$814	$853	$1,059	$1,140	$904

Add: Fixed Charges*	501	491	493	480	452
Add: Distributed Income of Equity Investees	-	-	-	-	1
Subtract: Interest Capitalized	-	5	14	-	-
Subtract: Preferred Stock Dividend Requirement	17	17	19	22	21

Earnings	$1,298	$1,322	$1,519	$1,598	$1,336

* Fixed Charges
Interest on Long-term Debt	$411	$388	$373	$384	$351
Amortization of Debt Discount, Premium and Expense	15	13	12	13	12
Interest Capitalized	-	5	14	-	-
Other Interest	36	45	61	42	50
Interest Component of Rentals	22	22	14	19	18
Preferred Stock Dividend Requirement	17	18	19	22	21

Fixed Charges	$501	$491	$493	$480	$452

Ratio of Earnings to Fixed Charges	2.6	2.7	3.1	3.3	3.0